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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
--------------------------------------------------------------------------------
                              Thermodynetics, Inc.
                                (Name of Issuer)

               Common Stock                                    883622
         (Title of Class of Securities)                     (CUSIP Number)

             Thermodynetics, Inc. 401(k) Retirement and Savings Plan
                               (Reporting Person)

                             Kenneth B. Lerman, P.C.
                  651 Day Hill Road, Windsor, Connecticut 06095
                            Telephone (860) 285-0700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 27, 2003
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_|. (See Rule 13d-7.)


                         (Continued on following pages)

CUSIP No. 883622                  Schedule 13D                       Page 2 of 4

--------------------------------------------------------------------------------
1.    Name of reporting person:
                         Thermodynetics, Inc. 401(k) Retirement and Savings Plan
--------------------------------------------------------------------------------
2.    Check the appropriate box if a member of a group.                  (a) |_|
                                                                         (b) |X|
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3.    SEC USE ONLY

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4.    Source of Funds:
            SC -- Company whose securities awarded under the guidelines of the 401(k) Plan. No purchase.
--------------------------------------------------------------------------------
5.    Check box if disclosure of legal proceedings is required pursuant to items
      2(d) or 2(e).                                                          |_|
--------------------------------------------------------------------------------
6.    Citizenship or place of organization:
                                        United States
--------------------------------------------------------------------------------
      NUMBER OF            7.    Sole Voting Power
                                        1,470,005
      SHARES            --------------------------------------------------------
      BENEFICIALLY         8.    Shared voting power:
                                        1,470,005
                        --------------------------------------------------------
      OWNED BY             9.    Sole dispositive power:
       EACH                                     0
                        --------------------------------------------------------
                           10.   Shared dispositive power:
      REPORTING PERSON                          0
       WITH:
--------------------------------------------------------------------------------
11.   Aggregate amount beneficially owned by each reporting person:

                                        1,470,005
--------------------------------------------------------------------------------
12.   Check box if the aggregate amount in row (11) excludes certain shares: |X|

                                        See Item 5.
--------------------------------------------------------------------------------
13.   Percent of class represented by amount in row (11):

                                        eight percent (8.0%)
--------------------------------------------------------------------------------
14.   Type of reporting person:

                                       EP
--------------------------------------------------------------------------------

CUSIP No. 883622                  Schedule 13D                       Page 3 of 4

Item 1.     Security and Issuer

            Issuer:               Thermodynetics, Inc. (the "Company")
            Executive Office:     651 Day Hill Road
                                  Windsor, Connecticut 06095

            Securities:           Common Stock, $.01 par value

Item 2.     Identity and Background

            Name:           a)    Thermodynetics, Inc. 401(k) Retirement and
                                  Savings Plan (the "Reporting Person")

            Address:        b)    Thermodynetics, Inc.
                                  651 Day Hill Road
                                  Windsor, CT  06095

            Convictions:    d)    None

            Proceedings:    e)    None

Item 3.     Source and Amount of Funds or Other Consideration

            SC -- The Company, at a meeting of its Board of Directors, authorized a grant shares of its common stock, par value $.01 per share to the 401(k) Plan. The 401(k) Plan provides a matching contribution of its common stock to the Plan annually.

Item 4.     Purpose of Transaction

            The Reporting Person has no intention or desire to gain control of the Issuer for purposes of liquidation, sale of assets, acquisition or merger. The Reporting Person makes matching contributions to the 401(k) Plan for purposes of employee compensation and employee incentive.

            The Company recently filled two vacancies on its Board of Directors, and the Company has plans to acquire a privately held company, but the addition of the two directors and/or the stock bonus award have no bearing on the business acquisition plans of the Company.

Item 5.     Interest in Securities of the Issuer

            (a) *1,470,005* shares are beneficially owned in trust under the Company's 401(k) Plan by Reporting Person for the benefit of all participating employees as of the date hereof, which equals eight percent (8.0%) beneficial ownership.

            (b) The three trustees of the 401(k) Plan on behalf of it as the Reporting Person have the shared voting and dispositive power over the 1,470,005 shares held in the 401(k) Plan. The holdings of the 401(k) Plan are held in trust for all participating employees by Reporting Person; two of the trustees our plan participants and a shares held in trust for them under the 401(k) Plan are included in such amount of beneficial ownership. However, the individual holdings of each of the trustees is excluded from the beneficial ownership calculation of the 401(k) Plan.

            (c) No transactions in the last 60 days from the date hereof or since Reporting Person's most recent Schedule 13D filing date, except for the transaction(s) reported below:

            Transaction       No. Shares   Transaction Date   Valuation Date
            -----------       ----------   ----------------   --------------
            401(k) Purchase   250,000      March 27, 2003     January 31, 2003

CUSIP No. 883622                  Schedule 13D                       Page 4 of 4

            Of the 250,000 shares acquired by the 401(k) Plan, *118,102* shares of common stock were issued from original issue, and *131,898* shares of common stock were transferred from treasury stock.

            (d) No other person except Reporting Person has the right or power to receive proceeds or other benefits from a disposition of the shares.

            (e) Date Reporting Person ceased 5% beneficial ownership:

                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Relationships with Issuer. Two of the Trustees of Reporting Person are officers, directors and greater than ten percent beneficial shareholders of the Issuer; the third trustee of Reporting Person is a director of the Issuer. The Trustees as a group have voting control over the shares held by Reporting Person; and may only distribute the underlying shares to the employee participants under certain circumstances.

      Disclaimer of Group. Because Reporting Person has its own investment, holding and voting criteria and guidelines, the Reporting Person disclaims, in particular, membership in any group which individually or collectively includes the Trustees of Reporting Person; such trustees are officers and/or directors, and/or greater than ten percent beneficial shareholders of the Issuer. This filing is not an admission of any claim of ownership or of any pecuniary interest in any holdings of the Trustees of Reporting Person.

Item 7.     Exhibits
                  None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  March 27, 2003
      --------------------------------------------------------------------------
      (Date)

                       /s/ Robert A. Lerman
      --------------------------------------------------------------------------
      (Signature)

      Thermodynetics, Inc. 401(k) Retirement and Savings Plan
            By Robert A. Lerman, a Trustee
      --------------------------------------------------------------------------
      (Name/Title)

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).